07008332

SE[C]...[C]OMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39922

SEC MAIL RECEIVED PROCESSING SECTION AUG 2 0 2007 WASH, D.C. 200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-W Brokerage Group, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street

(No. and Street)

Beverly	New Jersey	08010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen, CPA (212) 709-8250

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA

(Name – *if individual, state last, first, middle name*)

67 Wall Street, #2200	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

NOV 0 5 2007

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. Joseph Wooters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-W Brokerage Group, Inc, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Nelly Odette Vera
Notary Public of NJ
My Commission Expires
September 3, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300 (fax)
exbaker@juno.com

G-W Brokerage Group, Inc

Index to Financial Statements

June 30, 2007

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Shareholder of
G-W Brokerage Group, Inc:

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
August 17, 2007

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2007

Assets	
Cash	$ 21,168
Commissions receivable	7,329
Total Assets	28,497
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	15,837
NASD Arbitration	64,000
Income taxes payable	500
Current liabilities	80,337
Stockholders' equity	
Common stock, 300 shares outstanding, $1 par value 1,000 shares authorized	300
Additional paid-in capital	20,950
Retained earnings	(73,090)
Total stockholders' equity	(51,840)
	$ 28,497

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Statement of Income (Loss)

For the Year Ended June 30, 2007

Revenues	
Commission income	$ 90,496
Interest income	757
Total Revenues	91,253
Expenses	
Commission expense	53,115
Management fees	37,163
Rent	3,200
NASD arbitration	64,000
	157,478
Net (Loss) before income taxes	(66,225)
Reserve for Income Taxes	(500)
Net (Loss)	$ (66,725)

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at July 1, 2006	$ 300	$ 20,950	$ (6,365)
Net (Loss)			(66,725)
Balance at June 30, 2007	$ 300	$ 20,950	$ (73,090)

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2007

Cash flows from operating activities:		
Net (Loss)		$ (66,725)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ (2,629)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	8,737	
Arbitration payable	64,000	
Total adjustments		70,108
Net cash provided by operating activities		3,383
Cash and equivalents, beginning of year		17,785
Cash and equivalents, end of year		$ 21,168

See accompanying notes to financial statements.

G-W Brokerage Group, Inc.

Notes to Financial Statements

For the Year Ended June 30, 2007

1. Significant Accounting Policies

G-W Brokerage, Inc.(the Company) was incorporated in the State of New Jersey in May, 1988. The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Company not to hold or take physical possession of any securities of their customers.

The Company prepares its financial statements on the accrual basis of accounting and records commissions receivable and payable on a trade date basis. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off as bad debt when management believes them to be uncollectible. All commissions receivable are believed to be collectible.

Income taxes are calculated on the liability method of accounting. The Company reports its taxable income on the same basis for financial statement purposes and no deferred tax liabilities arise.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,000 shares of no par voting common stock. The Company has issued, and are outstanding 300 shares of common stock. The stock has a stated value of $1. There was no change in common stock for the year ended June 30, 2007.

3. Related Party Transactions.

The Company is solely owned by its parent company, G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000.

4. Litigation, Claims and Assessments

The Company has set up a loss contingency liability for litigation involving an alleged unsuitable investment of a client of a former registered representative in the amount of $64,000. This liability has been established as a result of an NASD dispute resolution dated June 26, 2007. The Company has appealed to the Supreme Court of the State of New York as of July 18, 2007, and expects a favorable resolution to the matter.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Company was not in compliance with these regulations, and has voluntarily ceased doing business. This net capital violation is solely as a result of the NASD dispute resolution discussed in note 4.

6. Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $500 and no U.S. Corporate Income Tax liability. There are no deferred taxes.

7. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2007, the Company was in compliance with this program.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

June 30, 2007

Schedule 1

Total Shareholders' Equity	$ (51,840)
Less: Unallowable assets	
	(51,840)
Less: Money market haircut	(313)
Net Capital	(52,153)
Minimum Net Capital required	(5,000)
Excess net capital	(57,153)
Aggregate indebtedness	80,337
Net Capital	$ (57,153)
Ratio AI to NC	-141%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

A FOCUS report was filed prior to notification of an adverse arbitration ruling of $64,000. There is no material difference between the amended FOCUS filing and this audit report.

G-W Brokerage Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
G-W Brokerage Group, Inc.

In planning and performing my audit of the financial statements of G-W Brokerage Group, Inc., (the Company), as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
August 17, 2007

END